November 6, 2012

VIA EDGAR

Kristin Lochhead

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exide Technologies

Form 10-K for the fiscal year ended March 31, 2012

Form 10-Q for the quarterly periods ended June 30, 2012

File No. 1-11263

Dear Ms. Lochhead:

As discussed via telephone with the Staff last week, we are requesting an extension of the time to respond to the Staff’s comments sent to Phillip A. Damaska, the Company’s Chief Financial Officer, on October 29, 2012 relating to the above referenced filings. To enable management, PricewaterhouseCoopers LLP and KPMG LLP, our independent accountants for fiscal 2012 and fiscal 2013, respectively, to complete their internal reviews of our response letter, we would like to request an extension until Friday, November 23, 2012 to complete and submit our response.

Please let me know if this timing is acceptable. If you have any questions, please feel free to call me at (678) 566-9048.

Sincerely,

Brad S. Kalter

Vice President, Deputy General Counsel

and Corporate Secretary

cc:	Phillip A. Damaska, EVP and

Chief Financial Officer